

March 12, 2015

Via E-mail
Alan Shortall
Chief Executive Officer
Unilife Corporation
250 Cross Farm Lane
York, Pennsylvania   17406

> **Re: Unilife Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2014**
> **Response dated February 27, 2015**
> **File No. 1-34540**

Dear Mr. Shortall:

We have reviewed your February 27, 2015 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 3, 2015 letter.

Form 10-K for the Fiscal Year Ended June 30, 2014

Item 8. Financial Statements

Note 13. Revenue, page 77

1.   We note your response to comment 3 and the disclosure included in your December 31, 2014 Form 10-Q. Your disclosure did not include all of the required information. Your disclosure in future filings should include all of the following, as required by FASB ASC 605-28-50-2, for each arrangement that includes milestone consideration accounted for in accordance with FASB ASC 605-28:

- A description of the overall arrangement;
- A description of each milestone and related contingent consideration;
- A determination of whether each milestone is considered substantive;

- The factors that you considered in determining whether the milestone or milestones are substantive; and
- The amount of consideration recognized during the period for the milestone or milestones.

Please provide us with your proposed disclosure.

You may contact David Burton at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant